AMP CAPITAL

Section 8.	Code of Ethics
Relevant Rules:	SEC Rule 204A-1 – Investment Adviser Code of Ethics

The Code of Ethics generally relates to ethical principals in respect of trading and prohibitions, requirements and reporting in respect of personal trading of Access Persons (defined below).

8.1. Definitions

Please see the key definitions related to the Code of Ethics below. Please refer to the relevant AMP/AMP

Capital policies for further definitions as required.

Access Person

Each person listed as an “Access Person” on Appendix E of the Manual.13

Associate

(a) Your Immediate Family that has a direct or indirect Beneficial Interest in the investments made; (b) an entity that you control (e.g. a company or trust where you are a director, officer, or hold more than 50% of the voting rights) that is not associated with your role at the Firm; and (c) any other investment account or vehicle that you have discretionary investment authority over that is not associated with your role at the Firm.

Immediate Family

Any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, (including adoptive relations) who resides in the same household as you.

Beneficial Interest

Any opportunity, directly or indirectly, to profit or share in the profit or loss from a transaction in securities. This definition is very broad and includes, amongst other things, securities that are being managed for a person’s benefit on a discretionary basis by another person, IRAs, 401(k) plans, securities owned by an investment club in which the person participates.

8.2. Guiding Principles

At all times, Supervised Persons must act with integrity and honesty, and must apply the following principles:

• You must not use your position to (a) gain an unfair advantage for yourself or another person or (b) cause detriment to the Firm’s clients;

• You must act in the best interests of the Firm and where there is a conflict of interest, give priority to the interests of the Firm’s clients;

• You must not trade in any financial products or procure another person to trade in financial products whilst in possession of Inside Information;

13 This includes persons who (a) have access to non-public information regarding any clients’ purchase or sale of securities; (b) have access to non-public information regarding the portfolio holdings of any reportable fund; or (c) are involved in making securities recommendations to clients; or (d) have access to such recommendations that are non-public.

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• You must not recommend any trading in any financial products on the basis of Inside Information;

• You must not communicate or disseminate Inside Information to another person;

• You must avoid and/or disclose any conflicts between your personal interests and the Firm, AMP Capital, AMP Capital managed funds and Firm clients in accordance with the AMP Conflicts of Interest Policy;

• You must uphold fiduciary responsibilities (i.e., you must respect the trust that investors have placed in AMP Capital to act on their behalf);

• You must ensure personal trading does not conflict with your normal employee duties;

• You must ensure your personal trading does not contravene other legal requirements and complies with U.S. federal securities laws; and

• You must not provide substantial assistance to someone who is engaged in any of the prohibited activities listed above.

Any violations of this Code of Ethics must be reported promptly to the CCO

8.3. Personal Trading

The Firm has adopted the AMP Capital Personal Trading Policy setting out the procedures to be followed in relation to trading financial products in a personal capacity:

  Receipt of Inside Information. If you come into possession of non-public information, you must respond in accordance with the AMP Capital Chinese Walls Policy and Guidelines (please see Section 10.4.1 below) or immediately advise the CCO or the AMP Capital Group Risk Management team so that appropriate action may be taken;
  Buying or Selling AMP Capital Funds. If you wish to purchase or redeem units in an AMP

Capital managed fund through the staff investment program or otherwise, you must use the
	designated	application and	redemption	forms	available	on the	website:
www.ampcapital.com.au/staffoffer;
•	No Short Term Trading. You should not engage in short term trading in AMP Capital managed funds or securities issued by other entities with the expectation of redeeming within 30 days.

You must also comply with the AMP Capital Personal Trading Policy available on the Source, and the AMP

Trading Policy on the Hub.

8.3.1. Pre-Trade Approvals

When must I seek pre-trade approval?

You must seek pre-trade approval from the Firm when you (or your Associates) trade in:

  exchange traded equities,
  exchange traded funds (ETFs),
  exchange traded derivatives (options, futures, contracts for difference, warrants), or any capital raisings (initial public offerings, share placements, private placements, renounceable rights issues), units in listed AMP Capital funds.

With respect to initial public offerings or any limited offerings, pre-trade approval must be sought directly from the CCO. Any such approvals will be valid for 30 days.

Pre-trade approval is not required to participate in:

  OTC derivatives,
  superannuation products,
  pro rata bonus offers,
  dividend re-investment plans,

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  non-renounceable rights issues,
  fixed income securities,
  FX,
  indices,
  money market instruments, or
  open-ended mutual funds.

If you are uncertain whether a trade requires pre-trade approval, ask the CCO. Do not guess.

How do I obtain pre-trade approval?

Approval must be obtained prior to any order being placed with a broker. Approval for listed securities can be sought by submitting a request to the AMP Capital Personal Trading Database (link: AMP Capital Personal Trading database) and any such requests will be responded to instantaneously. Please be sure to select “United States” as the country of residence. Approval of private placements or other private capital raisings must be sought directly from the CCO.

How long is the pre-trade approval effective?

Where approval is granted, instructions must be placed within 48 hours of the day of approval.

Can I maintain a stop loss or other automatic trigger in my securities account?

No. Please note that automatic triggers or “stop-loss” triggers on any securities that require pre-trade approval are a violation of this policy. You must remove any and all such triggers from your securities accounts immediately upon joining the Firm.

8.3.2. Reporting Requirements

You are required to maintain all records of your trading activities including records of trade confirmations and monthly trade statements. You are required to request that each broker, bank or other financial institution at which you (or your Associates) maintain a securities account send duplicate account statements and trade confirmations directly to the CCO. Such statements must be received within 30 days after the end of the applicable calendar quarter. Please see Appendix C for a form of request letter. If a broker, bank or other financial institution cannot or will not send such duplicate account statements and trade confirmations, you must notify the CCO.

In addition, you are required to submit the following reports to the CCO:

Initial Holding Report:	Detailing your securities holdings no earlier than 45 days prior to the date you became an Access Person. The report should be submitted within 10 calendar days of becoming an Access Person. Please see Appendix C for a form of report.

Annual Holding Report	Detailing your holdings as at the year-end (December 31).	The report
	should be submitted within 45 calendar days of the year end.	Please see
Appendix C for a form of report.

Quarterly Reports	Detailing your transactions during the calendar quarter. The report should be submitted within 30 calendar days of the quarter end. Please see
Appendix C for a form of report.

The following are exempted from these reporting requirements:

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• Securities held in accounts over which the Access Person has no direct or indirect influence or control;14

• Transactions undertaken as part of an automatic investment plan (including a dividend reinvestment plan), stock splits and/or other corporate actions;

• Transactions and holdings in direct obligations of the U.S. Government;

• Money market instruments (bankers’ acceptances, bank CDs, commercial paper, repurchase agreements, and other “high quality, short-term debt instruments” (maturity at issuance of less than 366 days, and which is rated in one of the highest two categories by a Nationally Recognized Statistical Rating Organization, or which is unrated but is of comparable quality));

• Shares of money market funds;

• Transactions and holdings in shares of other types of open-ended mutual funds, unless AMP Capital or a control affiliate acts as the investment adviser or principal underwriter for the fund; and

• Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated open-ended mutual funds.

8.3.3. Hardship Exemption

Prior written approval must be sought from the CCO and AMP Capital Group Risk Management team for any exceptions to the above procedures including exceptions related to financial hardship. Exemptions will be decided on a case-by-case basis and the Firm provides no assurance that an exemption will be granted.

8.4. Conflicts of Interest

A “conflict of interest” is a circumstance where some or all of the interests of the Firm or its employees are in conflict with some or all of a customer’s interests. This includes actual, potential or perceived conflicts of interests.

The Firm seeks to ensure that it has adequate arrangements in place to identify and manage conflict of interest. The obligation to manage conflict of interest does not prohibit all conflicts of interest; rather it requires the all conflict of interest be adequately managed. However, where it is identified that a conflict cannot be adequately managed, it must be avoided.

The Firm has implemented guidelines to cover the identification, assessment, response and reporting of conflict of interest. Under these guidelines, Conflict Managers15 and Conflict Directors16 have been identified

14 Securities held in (i) a “blind trust” or similar arrangement under which the person is prohibited by contract from communicating with the manager of the account and the manager is prohibited from disclosing to the person what investments are held in the account, or (ii) in an account with respect to which the person has certified to the CCO at least annually that the person has had no influence or control regarding any particular transaction made or to be made in the account and the adviser, broker, bank, trust company or other manager has made all investment decisions without informing the person as to the transaction until after the transaction has been effected.

15 Person designated as having responsibility for the management of Conflicts of Interest issues that arise within their division. Conflict Managers are responsible for:

  Managing relevant Conflicts of Interest;
  Ensuring the Conflict of Interest is recorded in the Conflict of Interest Register and that the Conflict of Interest Register is kept up to date on an on-going basis;
  Assessing whether the Conflict of Interest requires escalation to the Conflict Director;
  Determining, in conjunction with AMP Capital Group Risk Management, if the Conflict of Interest is manageable and what the appropriate response is (e.g. additional procedures, disclosure, avoid if appropriate);
  Monitoring compliance with agreed management actions for each Conflict of Interest; and
  Providing a copy of the updated Conflict of Interest Register to the Conflict Director on a quarterly basis.
  The escalation point for the Conflict Manager when dealing with unusual, complex or significant Conflicts of Interest. Generally it is expected that this person would be sufficiently senior within their respective division to ensure they are able to assist in determining the appropriate response to the Conflict of Interest identified (i.e. Divisional Chief Operating Officers/Director/Managing Director).

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for each division responsible for ensuring Conflicts of Interest are adequately managed.

You must report any and all potential, perceived and actual business and personal conflict of interest to the CCO immediately pursuant to the AMP Conflicts of Interest Policy. The CCO is responsible for maintaining a Conflict of Interest Register detailing the conflicts identified as well as the response taken to address the conflict.

You should ensure that you comply with the AMP Conflicts of Interest Policy on the Hub, the AMP Capital Conflicts of Interest Guidelines on the Source and the Conflicts of Interests Procedures specific to the Infrastructure business.

8.4.1. Outside Business Activities

Upon hire (and annually thereafter), you are required to disclose any existing directorships and business interests you hold to the CCO. In addition, you must obtain the prior approval of the CCO and the President before taking up any directorships, employment or part-time duties (whether paid or unpaid) outside your employment with the Firm. See Section 1.3 above.

The Conflict Director is responsible for providing confirmation to the AMP Capital Head of ERM that all Conflicts of Interest in their division are being managed in accordance with the AMP Capital Conflicts of Interest Policy and Guidelines.

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